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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                            (Name of Subject Company)

                            THE FORTRESS GROUP, INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  ------------

                                    34956K207
                      (CUSIP Number of Class of Securities)

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                                GEORGE C. YEONAS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE FORTRESS GROUP, INC.
                        1650 TYSONS BOULEVARD, SUITE 600
                             MCLEAN, VIRGINIA 22102
                            TELEPHONE: (703) 442-4545

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   COPIES TO:
                              DENNIS F. DUNNE, ESQ.
                       MILBANK, TWEED, HADLEY & MCCLOY LLP
                            ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                        AMENDMENT NO. 1 TO SCHEDULE 14D-9

        The Fortress Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "Commission") on June 27, 2002 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by FG Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lennar Corporation, a Delaware corporation ("Lennar"), as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 20, 2002, offering to purchase all of the outstanding shares of Common Stock that are not already owned by the Purchaser, at a price of $3.68 per Share (the "Offer Price"), net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2002, and in the related Letter of Transmittal.

SCHEDULE 14D-9

        The Schedule 14D-9 is supplemented and/or amended as provided below.

Item 4. The Solicitation or Recommendation.

        Item 4 of the Schedule 14D-9 is amended by replacing the sixteenth paragraph in the section "Background of the Offer" with the following:

       "The Company had also received a written proposal to acquire the Company from the other potential buyer. The other potential buyer's offer was rejected primarily because the price being offered by the other bidder was substantially lower than the Lennar offering price. In addition, the other bidder's proposal was subject to a number of conditions precedent not contained in the Lennar offer. The other proposal required tender of 90% of the voting shares of the Company as compared to Lennar's offer (which was conditioned upon tender by a majority of the voting shares). In addition, the other proposal required that certain management personnel sign non-competition agreements as compared with the Lennar offer which did not contain such non-competition agreements.

       A preliminary agreement was reached on May 7th that, subject to a detailed diligence review by Lennar, Lennar and the Company would work toward a transaction in which Lennar would purchase all the stock, warrants and options of the Company for $52 million, which would be increased to $53.5 million if, by the time the transaction was ready to take place, the Company had sold Wilshire Homes for at least $23 million. In addition, Lennar would have to provide funding for a tender offer by the Company for $33.3 million principal amount of the Company's 13.75% Senior Notes due 2003 at 101% of their principal amount, which would be required because of Lennar's acquisition of control of the Company (or, to the extent the Senior Notes were not tendered, Lennar would have to provide funds for the payment of the Senior Notes when they matured in May
2003). At that time, there was no decision regarding how the $52 million (or $53.5 million) would be allocated among the Preferred Stock and the Common Stock and Supplemental Warrants. However, Mr. Zobler said it was likely that Prometheus and


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Mr. Short would in support of the transaction being proposed by Lennar accept less for the Preferred Stock than its $1,000 per share liquidation preference."

Item 9. Exhibits.

        Item 9 of the Schedule 14D-9 is amended to file:

               (a)(6)  Press Release dated June 17, 2002.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                          THE FORTRESS GROUP, INC.



                                          By:      /s/ George C. Yeonas
                                              ----------------------------------
                                          Name:    George C. Yeonas
                                          Title:   President and
                                                   Chief Executive Officer

Dated: July 9, 2002


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                                  EXHIBIT INDEX

(a)(6)  Press Release dated June 17, 2002.


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